[redacted]

09040416

AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 65961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMC Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1291 Galleria Drive, Suite 210
(No. and Street)

Henderson	NV	89014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacy M. Riffe 702-736-5490 or Todd B. Parriott 702-739-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hancock Askew and Co LLP
(Name – *if individual, state last, first, middle name*)

100 Riverview Drive	Savannah	GA	31404
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
APR 07 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Todd Parriott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMC Financial Services, Inc., as of April 6, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA HONEYCUTT
NOTARY PUBLIC
STATE OF NEVADA
APPT. No. 06-103522-1
MY APPT. EXPIRES FEB. 27, 2010

Signature

Chief Executive Officer

Title

Cynthia Honeycutt

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMC FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

CMC FINANCIAL SERVICES, INC.

Financial Statements
and
Independent Auditors' Report
For the Years Ended December 31, 2008, and 2007

CMC Financial Services, Inc.

Contents

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

Independent Auditors' Report

The Board of Directors and Shareholder
CMC Financial Services, Inc.
Henderson, Nevada

We have audited the accompanying statements of financial condition of CMC Financial Services, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CMC Financial Services, Inc. at December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Hancock Askew & Co. L.L.P

Savannah, Georgia
February 27, 2009

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

7000 Central Parkway
Suite 1660
Atlanta, GA 30328
T | 678-387-3960
F | 678-387-3964

www.hancockaskew.com

CMC Financial Services, Inc.

Statements of Financial Condition

December 31,		**2008**		2007
ASSETS				
Current assets				
Cash	**$**	**139,316**	$	126,990
Accounts receivable		**16,114**		8,883
Due from related parties		**4,641**		8,718
Deferred tax asset, net		**64,600**		-
Prepaid expenses and other assets		**36,161**		11,999
		260,832		156,590
Furniture, fixtures, and equipment, net		**95,150**		128,775
	$	**355,982**	$	285,365
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued expenses	**$**	**119,433**	$	52,306
Commissions payable		**-**		22,243
		119,433		74,549
Stockholder's equity				
Common stock, $0.01 par value: 7,500,000 authorized, 2,500 issued and outstanding		**25**		25
Paid-in capital		**1,193,702**		871,353
Accumulated deficit		**(957,178)**		(660,562)
		236,549		210,816
	$	**355,982**	$	285,365

The accompanying notes are an integral part of these financial statements.

CMC Financial Services, Inc.

Statements of Income (Loss)

Years ended December 31,	**2008**	2007
Revenue		
Management fees	$ **1,775,247**	$ 682,526
Sales commission	**170,474**	1,909,994
Marketing support fee	**38,084**	870,474
Other	**1,809**	6,135
	1,985,614	3,469,129
Expenses		
Compensation and payroll related expenses	**1,385,391**	1,306,777
Advertising and promotion	**69,188**	191,859
Professional fees	**169,453**	23,644
Travel expense	**177,378**	194,760
Lease expense	**169,183**	167,375
Dues and subscriptions	**1,680**	2,620
Licenses	**42,782**	38,571
Equipment	**36,477**	40,863
Soliciting dealer expense	**128,374**	1,914,425
Depreciation expense	**45,013**	44,769
Other	**121,911**	204,028
Total expenses	**2,346,830**	4,129,691
Net loss before taxes	**(361,216)**	(660,562)
Income tax benefit	**64,600**	-
Net loss	$ **(296,616)**	$ (660,562)

The accompanying notes are an integral part of these financial statements.

	Common Stock Shares		Common Stock Par Value		Additional Paid-In Capital		Accumulated Deficit		Total
Balance, January 1, 2007	2,500	$	25	$	321,353	$	-	$	321,378
Capital contribution					550,000				550,000
Net income	-		-		-		(660,562)		(660,562)
Balance, December 31, 2007	2,500		25		871,353		(660,562)		210,816
Capital contribution	**-**		**-**		**322,349**		**-**		**322,349**
Net income	**-**		**-**		**-**		**(296,616)**		**(296,616)**
Balance, December 31, 2008	**2,500**	**$**	**25**	**$**	**1,193,702**	**$**	**(957,178)**	**$**	**236,549**

The accompanying notes are an integral part of these financial statements.

CMC Financial Services, Inc.

Statements of Cash Flows

Years ended December 31,	2008	2007
Operating activities		
Net loss	$ (296,616)	$ (660,562)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	45,013	44,769
Provision for deferred taxes	(64,600)	-
Change in assets and liabilities:		
Accounts receivable	(7,231)	(8,447)
Due from related parties	4,077	26,109
Prepaids and other assets	(24,162)	6,996
Accounts payable and accrued expenses	67,127	(131,138)
Commissions payable	(22,243)	(25,535)
Cash used for operating activities	(298,635)	(747,808)
Investing activity		
Furniture, fixtures, and equipment acquisitions	(11,388)	(7,584)
Cash used in investing activity	(11,388)	(7,584)
Financing activity		
Capital contributions	322,349	550,000
Cash provided by financing activity	322,349	550,000
Net increase (decrease) in cash	12,326	(205,392)
Cash, beginning of period	126,990	332,382
Cash, end of period	$ 139,316	$ 126,990

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Principal Business Activity

The Company's principal business activity is the sale of interests in Desert Capital REIT, Inc. (the REIT) and CM Equity, LLC (CM Equity), and raising capital to be placed on loans originated and serviced by Consolidated Mortgage. During 2008, business activity was also focused on providing management services to Consolidated Mortgage's loan foreclosure and workout strategy efforts. The REIT, CM Equity and Consolidated Mortgage are related parties.

The company is a wholly-owned subsidiary of Sandstone Equity Investors, the sole stockholder.

Reclassifications

Certain amounts reported in the prior years financial statements have been reclassified to conform to the current reporting format.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its temporary excess cash with high quality financial institutions. Such deposits may exceed the FDIC insurance limits.

Receivables

Accounts receivable are unsecured, do not bear interest, and consist primarily of receivables from the REIT and Consolidated Mortgage for services rendered.

Revenue Recognition

Commissions and marketing support fees from the sale of securities are recorded on a settlement-date basis. Fees for raising capital for Consolidated Mortgage are recorded when the corresponding loan for which the capital was raised is recorded. Effective January 1, 2008, Consolidated Mortgage agreed to pay CMC Financial Services an additional fee in exchange for loan resolution services provided.

1. Summary of Significant Accounting Policies (cont.)

Advertising

The Company expenses advertising and related costs as incurred.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation and amortization is computed on a straight line basis over estimated useful lives of 3-7 years.

Income Taxes

Deferred taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

2. Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment consisted of the following:

December 31,		**2008**		2007
Furniture and fixtures	**$**	**156,281**	$	156,281
Equipment		**81,307**		69,919
		237,588		226,200
Less accumulated depreciation		**142,438**		97,425
	$	**95,150**	$	128,775

Depreciation expense was $45,013 and $44,769 for 2008 and 2007, respectively.

3. Retirement Plan

The Company offers a SIMPLE IRA plan to its employees. The Company matches employee contributions dollar for dollar up to 3% of their compensation for the year. The amount matched by the Company is expensed in the same period that the corresponding employee contributions are made. The Company's expense for matching contributions for 2008 and 2007 were $18,840 and $21,277, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $19,883 and $52,442, respectively, and $11,917 and $47,442, which was calculated to be in excess of its required net capital of $7,966 and $5,000, respectively. The Company's ratio of debt to net capital at December 31, 2008 and 2007 was 6.01 to 1 and 1.42 to 1, respectively.

5. Concentrations

The Company is subject to concentrations in the volume of business transacted with Consolidated Mortgage and the REIT. If there was a total or partial loss of the business relationship between the Company and Consolidated Mortgage or the REIT, severe financial impact would result.

6. Commitments and Contingencies

The Company has an operating lease for equipment. The monthly lease payment is $1,608 and will expire on September 1, 2011. In addition, the Company leases its office space under a noncancelable operating lease from a related party. The lease expires in July 2010. The minimum lease commitments at December 31, 2008 under these leases are due as follows:

Years ending December 31,		
2009	$	168,144
2010		93,720
2011		12,864
	$	274,728

The total lease expense related to these agreements was $169,183 and $167,375 for the years ended December 31, 2008 and 2007, respectively.

7. Related Parties

The Company directs and oversees the sale of the REIT and CM Equity's equity securities and receives a commission based on the sale of these securities. The Company is an affiliate of the REIT and CM Equity, as they have common officers and directors. For the twelve months ended December 31, 2008 and 2007, the Company had earned $142,558 and $2,780,468, respectively, in commissions from the REIT and CM Equity. There was no receivable at the end of 2008 on these commissions. At December 31, 2007, $496 was the receivable balance due from the REIT.

7. Related Parties (cont.)

The Company raises capital for loans originated by Consolidated Mortgage and is compensated based on the amount of loans funded by Consolidated Mortgage. The Company is a related party to Consolidated Mortgage because they have common management. For the twelve months ended December 31, 2008 and 2007, the Company earned $1,775,247 and $682,526, respectively, in fees from Consolidated Mortgage. There was no receivable at the end of 2008 related to these fees. At December 31, 2007, $3,721 was the receivable due from Consolidated Mortgage. During 2008, CMC Financial Services entered into an additional agreement with Consolidated Mortgage for the payment of fees in exchange for loan resolution services.

In addition, the Company has amounts due from related parties for the reimbursement of certain operation expenses in the amount of $4,641 and $4,501 in 2008 and 2007, respectively.

The Company leases approximately 5,785 square feet of office space from DCR Galleria LLC, a wholly owned subsidiary of the REIT. The related party rent expense was included in the income statements in lease expense. See Note 6 - "Commitments and Contingencies".

8. Income Taxes

The Company has recognized an income tax benefit for operating losses in the amount of $64,600 at December 31, 2008. No income tax benefit was recognized at December 31, 2007, as the Company deemed it was more likely than not that the benefit of operating losses would not be realized. The Company established a valuation allowance of $65,356 and $12,097 to the deferred tax assets of $129,956 and $12,097 at December 31, 2008 and 2007, respectively. To the extent available, sources of taxable income, including those known to be available in future periods, were deemed to be insufficient to utilize net operating losses carried forward. Accordingly, a valuation allowance was necessary. See Note 10.

9. Fair Value of Financial Instruments

Cash, receivables, and accounts payable have carrying amounts which approximate fair value primarily because of the short maturities of these instruments.

10. Subsequent Events

On January 16, 2009, substantially all of the assets of the Company were contributed to the stockholder. Net assets in the amount of $171,950 were transferred, resulting in no gain or loss under GAAP. Upon completion of this transaction, the stockholder contributed the assets to a new entity, CM Securities, LLC. The resulting effect was a change in status of the Company from a C-Corporation to an LLC, and a name change for the Company.

For income tax accounting purposes, this transaction is deemed a liquidation, and is a taxable event. The resulting tax gain of approximately $190,000 will allow for utilization of approximately $190,000 ($64,000 tax effect) of the net operating loss carry-forwards.

CMC Financial Services, Inc.

Computation of Net Capital, Basic Net Capital Requirement And Aggregate Indebtedness - Schedule 1

December 31,		**2008**
NET CAPITAL		
Total stockholders' equity	$	236,549
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		236,549
Non-allowable costs		216,666
Net capital	$	19,883
BASIC NET CAPITAL REQUIREMENT		
Liabilities	$	119,433
Required percent		6.67%
Computed basic net capital requirement		7,966
Minimum net capital required**		7,966
Net capital (from above)		19,883
Excess capital over minimum	$	11,917
COMPUTATION OF AGGREGATE INDEBTEDNESS		
A. Indebtedness		119,433
B. Net Capital		19,883
Percent of debt to net capital (A divided by B)		601%

** Minimum net capital required is defined as the greater of $5,000 or 6.67% of indebtedness

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008 amended FOCUS report filed by the Company on March 6, 2009.

CMC Financial Services, Inc.

Computation for Determination of Reserve Requirements Under Exhibit A of Section 240.15C3-3

Information Relating to the Possession or Control Requirements under Section 240.15c3-3

December 31, 2008

The Company is exempt from these reporting provisions under 15c3-3 (k) (2) (i)

HANCOCK ASKEW & CO LLP
ACCOUNTANTS & ADVISORS

The Board of Directors
CMC Financial Services, Inc.
Henderson, Nevada

In planning and performing our audit of the financial statements of CMC Financial Services, Inc. (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: making the quarterly securities examinations, counts, verifications, and comparisons; recordation of differences required by Rule 17a-13; complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17-a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

100 Riverview Drive
Savannah, GA 31404
T | 912-234-8243
F | 912-236-4414

www.hancockaskew.com

7000 Central Parkway
Suite 1660
Atlanta, GA 30328
T | 678-387-3960
F | 678-387-3964

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives. This report is intended solely for the use of the Board of Directors, Management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hancock Askew & Co., L.L.P.

Savannah, Georgia
February 27, 2009